Filed Pursuant To Rule 433

Registration No 333-286293

August 13, 2025

Host: And if you have someone with the same example before, who's retiring, rolling over their portfolio, I mean, hearing, let's say their opportunity set up to the point has been publicly traded stocks and bonds, and they now know very well private credit, private equity, all these other different asset classes. How do you talk to advisors and as you give them of what role crypto should play in the portfolio and what types of vehicles in funds and how to think about it from a portfolio construction standpoint.

Krista Lynch: Yeah, I love the points earlier about education, sitting down with your clients and trying to understand what is their end goal. That's something that I think is extremely important in crypto as it's really just becoming a mainstream kind of investment opportunity, and a lot of people are still very intimidated by it. So something that we're very focused on is being that source of education. We actually go around the country and host something that we call a crypto connect series, to sit down with advisors, help them understand how they can get solutions for their clients that might fit a broad range of needs. We do offer both public and private vehicles so we can really kind of fine tune that crypto exposure for what someone is trying to get access to. And I think specific to the Bitcoin ETFs that came to market about a year and a half ago, they're really just now starting to get to the point of maturity where they're eligible to be put on advisor platforms. and we've been seeing a lot of pickup in those conversations. So I think they’re becoming something that is going to have even more traction with the advisor community. And as their clients ask for it, it's going to be a tool in their toolkit that they can start implementing easier with the ETF.

Host: How much of that do you think is generational? So if you think about your parents, for example, is it easy to talk them into adding an allecation of crypto?

Krista Lynch: My dad worries about me on a daily basis, so I'm gonna say no. I do think there's a lot of generational aspects to it. We actually did a study a few months ago where we found that a lot of the younger generations, so Gen Z and younger have had their first investment experience with crypto rather than with stocks and bonds, which to me was a very surprising fact being someone who has, of course, started with the vanilla stocks and bonds type investing. So I do think that there's a generational aspect to this, but we do also find that there's a bit of a barbell who's paying attention pre ETFs. We had retail who were self-directed, and they were maybe buying and selling on something like Robinhood, and then we had very fine-tuned institutions like hedge funds that were involved in Bitcoin and Ethereum trading. And now that ETFs have really helped to fill in the middle of that barbell. So it is becoming a much more comprehensive picture of who's involved, but there is a generational aspect to it.

Host: Okay, for another question out there, we can go down and give their perspectives, but for each of which alternative as a class do you think is most overhyped today and why? We didn't script this, so I know you’re not ready.. Everybody want to go first?

Speaker 3: I think I would start. I don't want to necessarily say that it's over overhyped. However, private credit hasn't been, obviously in all the headlines as of late you open Wall Street Journal. They're talking about private credit being available to the masses. But it really just emphasizes the importance of due diligence at the home investment office for RIAs. The direct lending space is getting very crowded, so you want to make sure that you're investing with managers who one has scaled, they have proprietary deal flow, they're able to say no. You know, being selective in the direct lending market is super key, I think, also, you know, alignment of interest, making sure that your retail investors are getting the same deals as those institutional clients, their pension funds that have been invested with these managers for decades, making sure that the manager has skin in the game when it comes to evergreen funds. If you're doing a first time allocation for a client. So I don't want to say it's overhyped, but I do think that the due diligence has definitely, you know, it's just more important than ever right now. I can see it's not as a class, but I think the whole thread around AI is certainly led to some pretty excessiveive valuations throughout. And I think there's a lot that is worthy of that, but if you look at what's kind of driving, say the VC market, all of it a lot of it is around AI in multiple different forms, and I think that once too much capital throwing into, too narrow, a funnel, you, that can also lead to challenges. And so I would say say if there's one area, and it's it's going to be massive, but I think there's still a lot of needs to be improvement around AI, and those that have sort of the most direct sensitivity to that have been unduly sort of benefiting from it thus far. So from an evaluation standpoint, concern.

Speaker 4: Yeah, I'm going to take the approach of not insulting any of my cohosts. I think hedge funds have really been going through a tough period. I think you've kind of seen some of the signs of that as they've tried to even expand themselves and to be private market investors are really looking for ways to kind of change their approach to generate Al you know, they've kind of been underperforming and when you can get the returns you're getting just by buying the S&P and basically, you know, buying a 1097, it's hard to pay fees for people to actively manage for you know, what this kind of minimal out performance at this point.

Krista Lynch: I'm willing to pick on crypto here for a moment. So I will say that within crypto, there are, of course, pockets that are still needing more maturity. I think that Bitcoin ETPs have really brought a huge wave of that, but like any asset class, you know, you're going to have a spectrum of things to sift through. And I think that's why it is so helpful to engage with an issuer like Grayscale because we are willing to really lead those conversations, help investors who want to get into crypto, but are maybe intimidated by some of those factors, help them understand what is something to pay attention to, something that is just noise and really cut through to what is easier to say.

Host: I thought you were going to go a different direction and say the memecoins or something.

Krista: Well, I would say I used to work for a private credit fund, but I didn't want to say anything about, you know, my fellow panelists are areas of expertise. So I'll stick with crypto.

Host: So we're about 10 minutes left. I have more questions queued up, but maybe we can pause and see if there's any questions out in the audience that you want to throw our way? Anybody have any current questions for us? Yeah, one in the back

Question: I'll throw it out there about crypto, I guess Bitcoin specifically. So you have what feels like peak sentiment right now with administration and all the ETFs, and I'm just wondering where the next five years of inflows are going to come from to really propel it higher.

Krista Lynch: Yep, so going back to some of my points earlier about advisors just starting to get access to these products on their platforms, I think that's going to fuel another huge wave of investment. There are a lot of individuals who probably don't have any allocation to the asset class yet, and that could be because they're either unaware of how to do so or because of some structural block like whoever manages their money actually couldn't use these tools yet. And as we see these get implemented onto platforms, if you think about an advisor putting even a half a percent of their clients's portfolio into a Bitcoin ETF, that's going to drive tremendous demand. These Bitcoin ETFs actually buy Bitcoin anytime they have an inflow, and that's going to continue to put upward pressure on Bitcoin just from a supply demand perspective. So I think that's going to be a huge driver. Of course, there's also the regulatory tailwinds, and I think the SEC is also likely going to come out with more positive guidance for the asset class going forward. And of course, that could move assets to to other crypto tokens, but Bitcoin has really demonstrated that it is like the lightning rod bellwether for the asset class.

Host: There's some other questions for right now? I'm going to throw another one back your way. So from a due diligence perspective, now that we have a lot of ETFs, and other products out in the marketplace, how do do you advise the gatekeepers to go through the due diligence process that there's multiple Bitcoin ETFs and now with Ethereum? And then the second part of the question, what type of crypto asset do you think would be next in line for an ETF wrapper?

Krista Lynch: Yes, so starting with the diligence question. We've had a lot of really encouraging conversations with these types of gatekeepers. I think just engage in the conversation with the issuers, understand what it is that they're doing not only from a product level, but from an issuer level. So these products at the end of the day are passive. They track one single asset. So there's not a ton of ways to differentiate the product itself. Of course, there are some, but I think the biggest differentiator right now is the issuer. What are they focused on? Are they very focused on this asset class or are you going to them to meet your needs across a wide range? On the question of what's next, I think we should be paying attention to multi- token portfolios as we ask the question, what's next, you know, there can be this kind of analysis paralysis of which token should I go to after Bitcoin? And I think multi token diversified portfolios kind of help solve for that in a really eloquent way. There are several filings out there, including one of ours for ticker GDLC that would provide exposure to the top five crypto assets by market capitalization, and it really takes away the need for an individual to go out there and hunt down these assets, rebalance it themselves, figure out what assets they want to invest in. And I think as we get more and more tokens approved for the ETP format, this is going to be even more beneficial.

Grayscale Digital Large Cap Fund LLC ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, 290 Harbor Drive, Stamford, CT 06902.